UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

Via Monte di Pietà 12

20121 Milan, Italy

(+39) 02 879 62552

With a copy to:

Jeffrey H. Lawlis, Esq.

Latham & Watkins

Corso Matteotti, 22

Milan 20121

Italy

(+39) 02 3046 2039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intesa Sanpaolo S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 35,435,541

	8.	Shared Voting Power 3,003,586,907 (See Item 5)

	9.	Sole Dispositive Power 23,537,372

	10.	Shared Dispositive Power 3,003,586,907 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,039,022,448 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 7 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D, as amended.

Introduction

As previously described in Amendments No. 2 and No. 3 to Schedule 13D (filed on December 1, 2009, and December 23, 2009, respectively, by Intesa Sanpaolo), the terms of SI’s exit from Telco were approved on November 26, 2009 and the SI Exit Transaction was concluded on December 22, 2009.  In connection with SI’s exit from Telco, Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Existing Shareholders”) concluded the New Shareholders Agreement, amending and renewing the original Shareholders Agreement.  In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 22, 2010, by Intesa Sanpaolo), Telco refinanced its existing financial indebtedness maturing in January 2010 through the New Refinancing Facility dated as of January 11, 2010 with the Senior Lenders.

As previously described in Amendment No. 5 to Schedule 13D (filed on March 12, 2012 by Intesa Sanpaolo), on February 29, 2012, the Existing Shareholders undertook to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco. A copy of the related Telco press release, dated February 29, 2012, was previously filed on Schedule 13D as Exhibit 27.  On May 31, 2012, the Existing Shareholders announced the completion of the refinancing transactions for Telco’s financial indebtedness maturing in 2012, as approved by Telco’s board of directors on May 3, 2012 (the “2012 Refinancing”).

As previously described in Amendment No. 6 to Schedule 13D (filed on June 14, 2012 by Intesa Sanpaolo), as part of the 2012 Refinancing, Telco (i) executed a capital increase of euro 600 million, entirely subscribed by all the Existing Shareholders on a pro rata basis (the “Capital Increase”), (ii) issued a euro 1.750 billion bond (the “2012 Bond”), entirely subscribed by all the Existing Shareholders on a pro rata basis, and (iii) entered into a euro 1.050 billion loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”).  The 2012 Refinancing Facility matures on November 27, 2013 and is secured by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over 1,730,000,000 Telecom Shares held by Telco (the “2012 Pledged Shares”).

The funds received by Telco in connection with the 2012 Refinancing have been used to repay the January 2010 New Refinancing Facility, a euro 1.3 billion bond previously issued by Telco and subscribed for by the Existing Shareholders and were used to repay Telco’s remaining banking debt of euro 860 million which matured between June and October 2012.

In connection with the Capital Increase, the Existing Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 13.  An un-official translations of the amendments to article 5 of Telco’s by-laws was previously filed on Schedule 13D as Exhibit 28.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Existing Shareholders and the 2012 Lenders entered into an option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the prior Option Agreement entered into on January 11, 2010 and previously filed on Schedule 13D as Exhibit 22 and (ii) established the terms and conditions that would govern the Existing Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders acquire any of the 2012 Pledged Shares by enforcing the 2012 Pledge.  Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, were previously filed on Schedule 13D as Exhibit 29, Exhibit 30 and Exhibit 31, respectively.

On September 24, 2013, Telefónica, Generali (which term now also includes Generali Italia S.p.A., formerly known as INA Assitalia S.p.A.), Intesa Sanpaolo and Mediobanca entered into an agreement to amend the 2012 Shareholders Agreement for, among other things, the recapitalization and the refinancing of Telco (the “Shareholders Agreement Amendment”).

Pursuant to the Shareholders Agreement Amendment, the recapitalization and refinancing of Telco (the “Recapitalization”) will take place in two phases.  In the first phase (“Phase 1”), completed on September 24, 2013, Telefónica subscribed a euro 324 million share capital increase of Telco, paid in cash, which increased Telefónica’s ownership interest in Telco to 66% of the aggregate issued and outstanding share capital of Telco.  The Telco Class C shares issued to Telefónica in connection with the capital increase have no voting rights and, subject to certain conditions, are convertible from January 1, 2014 at Telefónica’s option into Class B voting shares up to an amount of Class B shares representing no more than 64% of Telco’s voting share capital.

Telco will use the proceeds deriving from the capital increase to partially repay the financial debt due in November 2013 pursuant to the 2012 Refinancing Facility.

Also on September 24, 2013 as part of Phase 1 of the Recapitalization, each of the Existing Shareholders entered into a sale and purchase agreement pursuant to which Telefónica purchased from Generali, Intesa Sanpaolo and Mediobanca, on a pro-quota basis, a portion of the 2012 Bond.  As a result, Telefónica owns 70% of the outstanding 2012 Bond, Generali 17%, Intesa Sanpaolo 6.5% and Mediobanca 6.5%, respectively.

The second phase of the Recapitalization (“Phase 2”) is expected to occur following Telefónica’s receipt of applicable regulatory and anti-trust approvals.  As part of Phase 2, Telefónica has undertaken in the Shareholders Agreement Amendment to subscribe a further euro 117 million capital increase of Telco, to be paid in cash, for additional Telco Class C non-voting shares, as a result of which Telefónica’s interest in Telco’s share capital will increase from 66% to 70% of the aggregate issued and outstanding share capital of Telco.  These additional Class C shares will also be convertible from January 1, 2014 at Telefónica’s option into Class B voting shares, subject to the limit of 64% of Telco’s voting share capital, described above.

Also starting from January 1, 2014, Telefónica has the right under the Shareholders Agreement Amendment (subject to certain conditions) to purchase, in cash, all Telco shares owned by each of Generali, Intesa Sanpaolo and Mediobanca.  In the event that such call option is exercised, Telefónica is required to purchase all 2012 Bonds owned by each of Generali, Intesa Sanpaolo and Mediobanca.  Furthermore, under the Shareholders Agreement Amendment, each of the Existing Shareholders retains the right to cause a demerger of Telco and obtain the direct beneficial ownership of their respective Telecom Italia Shares owned by Telco.  The demerger option is exercisable between June 15 and June 30, 2014 and then between February 1 and February 15, 2015.

Until the conversion, if any, of the Telco Class C non-voting shares held by Telefónica into Class B voting shares, the governance rights of the Existing Shareholders with respect to Telco and Telecom Italia will remain unchanged. If, as a consequence of such conversion, the interest of Telefónica in Telco exceeds 50% of the voting rights, the governance of Telco and Telecom Italia (including with respect to the nomination of the boards of directors) will be amended as provided in Article 3.3 of the Shareholders Agreement Amendment.

Finally, pursuant to the Shareholders Agreement Amendment, Telefónica agreed to a standstill pursuant to which Telefónica undertook not purchase additional shares in Telecom Italia, provided that the standstill will not be effective if any person or entity (whether acting alone or in concert with other entities and whether directly or indirectly) acquires or announces its intention to acquire or undertakes to acquire 10% or more Telecom Italia voting shares or the right to acquire such shares.

To give effect to the Recapitalization and create the Telco Class C shares, the Telco shareholders amended Telco’s by-laws, previously filed on Schedule 13D as Exhibit 13 (as amended by the amendments previously filed on Schedule 13D as Exhibit 28).  An unofficial translation of the amended by-laws of Telco is filed as Exhibit 32 hereto, a copy of the Shareholders Agreement Amendment is filed as Exhibit 33 hereto and a copy of the joint press release related to the events described above, dated September 24, 2013, is filed as Exhibit 34 hereto.

Items 2, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 2.	Identity and Background

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Intesa Sanpaolo are set forth in Annex A, which is incorporated herein by reference.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Shares, representing approximately 22.4% of the outstanding Telecom Shares. Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.

As a result of the Shareholders Agreement Amendment and the transactions contemplated thereby, Telco’s share capital (divided into Class A and Class B voting shares and Class C non-voting shares) is currently divided in the following manner:

•                  Generali, 19.32% (Generali retains 30.6% of Telco’s voting share capital in Class A Shares);

•                  Mediobanca, 7.34% (Mediobanca retains 11.6% of Telco’s voting share capital in Class A Shares);

•                  Intesa Sanpaolo, 7.34% (Intesa Sanpaolo retains 11.6% of Telco’s voting share capital in Class A Shares); and

•                  Telefónica 66.0% (Telefónica retains 46.2% of Telco’s voting share capital in Class B Shares).

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 35,435,541 Telecom Shares and sole power to dispose or direct the disposition of 23,537,372 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.26% and 0.18% of the outstanding Telecom Shares, respectively. These shares are not currently expected to be contributed to Telco.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available and to the best of Intesa Sanpaolo’s knowledge, is indicated next to such person’s name in such Annex A. To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own. Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.  To the best of Intesa Sanpaolo’s knowledge, the persons listed in Annex A have not effected any transactions in Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Shareholders Agreement Amendment and the transactions related thereto in the Introduction to this Amendment No. 7 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 32:	Amended by-laws of Telco (unofficial English translation)

Exhibit 33:

Agreement dated September 24, 2013, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A.

Exhibit 34:	Joint press release, dated September 24, 2013

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2013
INTESA SANPAOLO S.p.A.

	By:	/s/ Amedeo Nodari
		Name:	Amedeo Nodari
		Title:	Head of Institutional Investments

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Jean-Paul Fitoussi who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Gian Maria Gros-Pietro	Chairman	Professor	—
Marcello SALA	Senior Deputy Chairman of Management Board	—	—
Giovanni COSTA	Deputy Chairman of Management Board	—	4,243 (personally owned)
Carlo Messina	Managing Director and CEO	—	—
Carla Patrizia Ferrari	Member of Management Board	Executive	—
Piera Filippi	Member of Management Board	Attorney	—
Gaetano Miccichè	Member of Management Board	—	—
Francesco Micheli	Member of Management Board	—	—
Giuseppe Morbidelli	Member of Management Board	Professor	—
Bruno Picca	Member of Management Board	—	—
Giovanni Bazoli	Chairman of Supervisory Board	Professor	38,300 (personally owned) 22,634 (owned by spouse)
Mario Bertolissi	Deputy Chairman of Supervisory Board	Professor	—
Gianfranco Carbonato	Deputy Chairman of Supervisory Board	Entrepreneur	—
Gianluigi Baccolini	Member of Supervisory Board	Entrepreneur	—
Francesco Bianchi	Member of Supervisory Board	Consultant	—
Rosalba Casiraghi	Member of Supervisory Board	Consultant	—
Carlo Corradini	Member of Supervisory Board	Consultant	320,000 (personally owned)
Franco Dalla Sega	Member of Supervisory Board	Professor	—
Piergiuseppe Dolcini	Member of Supervisory Board	Lawyer	—
Jean-Paul Fitoussi	Member of Supervisory Board	Professor	—
Edoardo Gaffeo	Member of Supervisory Board	Professor	—
Pietro Garibaldi	Member of Supervisory Board	Professor	—
Rossella Locatelli	Member of Supervisory Board	Professor	—
Giulio Stefano Lubatti	Member of Supervisory Board	Consultant	—
Marco Mangiagalli	Member of Supervisory Board	Consultant	—
Iacopo Mazzei	Member of Supervisory Board	Entrepreneur	—
Beatrice Ramasco	Member of Supervisory Board	Chartered Accountant	—
Marcella Sarale	Member of Supervisory Board	Professor	—
Monica Schiraldi	Member of Supervisory Board	Consultant	—

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES

The following describes transactions during the 60 days prior to the date of the event which required a filing on Schedule 13D by Intesa Sanpaolo or its affiliates in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI S.p.A.	353	12,242,546	0.61/0.47	559	10,769,462	0.61/0.47

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15

Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. *

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.18	Telco S.p.A. press release, dated November 26, 2009.*

99.19	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation) *

99.20	Telco S.p.A. press release, dated December 22, 2009. *

99.21

Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.22	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca -

Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders. *

99.23	Telco S.p.A. press release, dated January 11, 2010 *

99.24

Amendment Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25

Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.26	Amendment Deed to the Telefónica Option Agreement, dated February 29, 2012, between Telefónica and Telco *

99.27	Telco S.p.A. press release, dated February 12, 2012 *

99.28	Amendments to By-Laws of Telco (unofficial English translation) *

99.29

Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as lender). *

99.30	Telco S.p.A. press release, dated May 3, 2012 *

99.31	Telco S.p.A. press release, dated May 31, 2012 *

99.32	Amended by-laws of Telco (unofficial English translation)

99.33

Agreement dated September 24, 2013, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A.

99.34	Joint press release, dated September 24, 2013

* Previously filed.